KEANE GROUP, INC.

1800 Post Oak Boulevard, Suite 450

Houston, Texas 77056

September 5, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Keane Group, Inc. Registration Statement No. 333-232662

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Keane Group, Inc. (the “Registrant”) hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on July 16, 2019 (Commission File No. 333-232662) (the “Registration Statement”), as amended to date, be accelerated so that the Registration Statement will be declared effective at 4:00 p.m., Washington, D.C. time, on September 6, 2019, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Stuart D. Freedman at (212) 756-2407 or Antonio L. Diaz-Albertini at (212) 756-2106, of Schulte Roth & Zabel LLP, counsel to the Registrant, as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Please direct any questions or comments regarding this acceleration request to Stuart D. Freedman at (212) 756-2407 or Antonio L. Diaz-Albertini at (212) 756-2106.

(Signature Page Follows)

Sincerely,

KEANE GROUP, INC.

By:	/s/ Kevin M. McDonald
Name: Kevin M. McDonald
Title: Executive Vice President,
General Counsel and Secretary

[Signature Page to Acceleration Request]